535 5th Ave. 4th Fl New York, NY 10017 www.ibsgroup.net

Member FINRA & SIPC

February 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Isleworth Healthcare Acquisition Corp.

Registration Statement on Form S-1

File No. 333-252308

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), I-Bankers Securities, Inc., as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Washington D.C. time, on February 24, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 435 copies of the Preliminary Prospectus dated January 21, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature Page Follows]

I-BANKERS SECURITIES, INC.

By:	/s/ Shelley Leonard
Name:	Shelley Leonard
Title:	President

I-Bankers Securities, Inc.